U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Nortel Networks Corporation
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   (Last)                            (First)              (Middle)

8200 Dixie Road, Suite 100
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                                    (Street)

Brampton                          Ontario, Canada          L6T 5P6
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

  July 28, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person (Voluntary)

62-12-62580
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Alteon WebSystems, Inc. (ATON)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $0.001            8,952,759                   D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

None
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



Explanation of Responses:

(1) 8,952,759 shares of Alteon Common stock, par value $0.001 ("Alteon Common Stock"), are being reported pursuant to this Form 3. Nortel Networks Corporation ("Nortel Networks") is filing this form as a 10% Owner solely as a result of its shared voting and dispositive power over 8,952,759 shares of Alteon Common Stock pursuant to Stockholder Agreements dated as of July 28, 2000 among certain stockholders (the "Stockholder Parties") of Alteon WebSystems, Inc. ("Alteon") and Nortel Networks (the "Stockholder Agreements"). Pursuant to the Stockholder Agreements, the Stockholder Parties have agreed to vote the 8,952,759 shares of Alteon Common Stock over which they have voting power in favor of the adoption of the merger agreement among Nortel Networks, a wholly-owned subsidiary of Nortel Networks and Alteon and the merger contemplated therein and have granted Nortel Networks an irrevocable proxy with respect to such shares.


/s/ Frank A. Dunn                                        August 7, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name:  Frank A. Dunn
Title: Chief Financial Officer


/s/ Blair F. Morrison                                    August 7, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name:  Blair F. Morrison
Title: Assistant Secretary


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.